Exhibit 99.1

Kuke Announces Plan to Implement ADS Ratio Change

Beijing, March 03, 2025 (GLOBE NEWSWIRE) -- Kuke Music Holding Limited (“Kuke” or the “Company”) (NYSE: KUKE), a leading classical music service platform in China, today announced that, it will change the ratio of its American depositary shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”) from one (1) ADS representing one (1) Class A ordinary shares to one (1) ADS representing ten (10) Class A ordinary shares.

For the Company’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-ten reverse ADS split. A post-effective amendment to the ADS Registration Statement on Form F-6 will be filed with the SEC to reflect the change in the ADS Ratio. The Company anticipates that the change in the ADS Ratio will be effective on or about March 13, 2025 (U.S. Eastern Time), subject to the effectiveness of the post-effective amendment to the ADS Registration Statement on Form F-6 on or before that date.

Each ADS holder of record at the close of business on the date when the change in ADS Ratio is effective will be required to surrender and exchange every ten (10) existing ADSs then held for one (1) new ADS. Deutsche Bank Trust Company Americas, as the depositary bank for the Company’s ADS program, will arrange for the exchange of the current ADSs for the new ones.

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses, where applicable) will be distributed to the applicable ADS holders by the depositary bank. The change in the ADS Ratio will have no impact on the Company’s underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with the change in the ADS Ratio. The Company’s ADSs will continue to be traded on the New York Stock Exchange under the ticker symbol “KUKE.”

As a result of the change in ADS Ratio, the ADS trading price is expected to increase proportionately, although the Company can give no assurance that the ADS trading price after the change in the ADS Ratio will be equal to or greater than ten times the ADS trading price before the change.

About Kuke Music Holding Limited (NYSE: KUKE)

Kuke is a leading classical music service platform in China encompassing the entire value chain from content provision to music learning services, with approximately 3 million audio and video music tracks. By collaborating with its strategic global business partner Naxos, the largest independent classical music content provider in the world, the foundation of Kuke’s extensive classical music content library is its unparalleled access to more than 900 top-tier labels and record companies. Leveraging its market leadership in international copyrighted classical music content, Kuke provides highly scalable classical music licensing services to various online music platforms, and classical music subscription services to over 800 universities, libraries and other institutions across China. In addition, it has hosted Beijing Music Festival (“BMF”), the most renowned music festival in China, for 24 consecutive years. Through KUKEY, the Company’s proprietary smart music learning solutions, Kuke aims to democratize music learning via technological innovation, bring fascinating music content and professional music techniques to more students, and continuously improve the efficiency and penetration of music learning in China. For more information about Kuke, please visit https://ir.kuke.com/. Kuke routinely posts important updates on its website.

Forward-looking Statements

This announcement contains forward looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Kuke’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including those in Kuke’s registration statement filed with the Securities and Exchange Commission. Further information regarding these and other risks is included in Kuke’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Kuke undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Kuke Music Holding Limited
Investor Relations
Email: ir@kuke.com